EXHIBIT 99.1



                             [PUBLICIS GROUPE LOGO]

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                                  PRESS RELEASE
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                   NEW SENIOR APPOINTMENTS AT PUBLICIS GROUPE

                    FABRICE FRIES JOINS AS GENERAL SECRETARY
                              NEW GROUPE POSTS FOR
                    JEAN-MICHEL ETIENNE AND JEAN-YVES NAOURI


Paris, September 27, 2006 -- Maurice Levy, Chairman and CEO of Paris-based Publicis Groupe, today announced several senior appointments in the Groupe.

FABRICE FRIES joins Publicis Groupe as General Secretary. Fries will progressively take over the responsibilities currently held by Claudine Bienaime, who will remain a member of Publicis Groupe's Management Board until her retirement in the first half of 2007. The Legal department, Internal Audit and Groupe and France Human Resources will report directly to Fries in his capacity as General Secretary.

"I'VE WORKED WITH CLAUDINE ALMOST FROM THE TIME I ENTERED PUBLICIS, AND IN AN ESPECIALLY CLOSE CAPACITY SINCE SHE WAS NAMED GENERAL SECRETARY OF PUBLICIS CONSEIL IN 1978," SAID MAURICE LEVY. "SHE IS UNIVERSALLY APPRECIATED THROUGHOUT THE GROUPE FOR HER PRECISION, HER RIGOR AND HER PROFESSIONALISM. IT IS IN THE NAME OF THE ENTIRE GROUPE THAT I EXPRESS MY HEARTFELT THANKS FOR HER TREMENDOUS LOYALTY AND FOR ALL THE MISSIONS SHE HAS ACCOMPLISHED OVER THE YEARS."

"THE RICH AND VARIED PROFESSIONAL EXPERIENCE OF FABRICE FRIES IN SECTORS SIMILAR TO OURS MAKE HIM AN IDEAL CHOICE AS THE GROUPE'S NEW GENERAL SECRETARY. I AM CONFIDENT THAT FABRICE WILL EXCEL IN THIS KEY POSITION IN THE GROUPE."

In addition, Mr. Levy announced two other appointments designed to pursue the Groupe's management and organization objectives.

- JEAN-MICHEL ETIENNE, currently Chief Financial Officer for Publicis Groupe, has been named Executive Vice President - Chief Financial Officer. He has put into place a solid financial and accounting system that now gives the Groupe a strong base to expand further and prosper.

- JEAN-YVES NAOURI, currently Executive Vice President, has been named Executive Vice President - Operations. His work on the Horizon shared services program is bearing fruit in the form of reduced costs and streamlined operations. The Information Technology, Real Estate, Procurement and the Shared Services Centers will report directly to him.

MAURICE LEVY ADDED: << JEAN-MICHEL AND JEAN-YVES HAVE PLAYED A CRUCIAL ROLE IN OUR GROUPE: SOLID FINANCES AND A STREAMLINED AND EFFICIENT ORGANIZATION ARE POWERFUL ADVANTAGES FOR US MOVING FORWARD. IN A WORLD THAT IS MOVING AT AN INCREASINGLY FASTER PACE, A WORLD THAT IS CONTINUOUSLY ENCOURAGING US TO CHANGE, TO ANTICIPATE - AND TO "RE-INVENT" OURSELVES - WE MUST REMAIN NIMBLE IN ORDER TO ALWAYS BE MORE CREATIVE AND INNOVATIVE. THIS IS IN THE INTEREST OF OUR CLIENTS, OUR EMPLOYEES AND OUR SHAREHOLDERS."


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ABOUT FABRICE FRIES - 46 YEARS OLD
A graduate of the ECOLE NORMALE SUPERIEURE and the ENA, Fabrice Fries worked first as a public auditor at the COUR DES COMPTES. Then from 1990 to 1994, he worked in the cabinet of Jacques Delors, the President of the European Commission. From 1995 to 2003, he assumed a number of different functions at the CGE and Vivendi Universal groups. In 1998 he was named Strategic Development Director of Havas, and right up to 1992 he was DIRECTEUR GENERAL ADJOINT at VUPublishing, in charge of the press and professional information divisions. He then became the CEO of Aprovia and Medimedia. Since 2004, he has been at the Atos Group Origin as Senior Vice President, in charge of Important Accounts and Markets as well as DIRECTEUR GENERAL FRANCE, in charge of business.

ABOUT JEAN-MICHEL ETIENNE - 54 YEARS OLD
Jean-Michel Etienne joined Publicis Groupe as Chief Financial Officer in 2000. He started his career as an auditor with PriceWaterhouseCoopers. He then held several financial positions of increasingly responsibility in industrial companies such as Renault and Valeo. He joined CarnaudMetalbox as Group Vice President - Group Financial Controller, where he worked on the merger with Crown Cork and Seal. He was then named Senior Vice President and European Chief Financial Officer.

ABOUT JEAN-YVES NAOURI - 46 YEARS OLD
POLYTECHNICIEN and INGENIEUR DES MINES, Jean-Yves Naouri started his career as an engineer in nuclear physics (CEA) and was later appointed as Department Head of the SERVICE DES MINES. He subsequently worked as the Cabinet Advisor to the Minister of Industry and Foreign Trade (then Dominique Strauss-Kahn), where he was in charge of a number of industrial sectors. In 1993, he joined Publicis Groupe where he founded Publicis Consultants (corporate communication, crisis communication and consulting). In 2000, he became President of Publicis Conseil, and later Publicis network Regional Chairman for Northern Europe. In 2004, he was named Executive Vice President of Publicis Groupe, responsible for the Horizon program, a strategic plan to streamline the Groupe organization.


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PUBLICIS GROUPE SA (Euronext Paris: : FR0000130577, NYSE: PUB) is the world's fourth largest communications group, as well as world leader in media counsel and buying. Its activities span 109 countries on six continents.

Groupe activities cover ADVERTISING, through three autonomous global advertising networks: Leo Burnett Worldwide, Publicis Worldwide, Saatchi & Saatchi Worldwide, as well as through its two multi-hub networks Fallon Worldwide and Bartle Bogle Hegarty, 49%-owned ; MEDIA COUNSEL AND BUYING through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; MARKETING SERVICES and specialized communications including direct marketing, public relations, corporate and financial communications, multicultural and healthcare communications.

Web sites: WWW.PUBLICIGROUPES.COM and WWW.FINANCE.PUBLICIS.COM


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                                    CONTACTS

Eve Magnant, Corporate Communications   +33 (0)1 44 43 70 25
Pierre Benaich, Investor Relations     +33 (0)1 44 43 65 00
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